SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No.  2)*

EMPIRE STATE REALTY TRUST, INC.
 (Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

292104106
(CUSIP Number)

September 25, 2017
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292104106

1.	NAMES OF REPORTING PERSONS Qatar Investment Authority

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 15,605,656 (See Item 4)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 29,610,854 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,610,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8% (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 292104106

1.	NAMES OF REPORTING PERSONS Q REIT Holding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 0 (See Item 4)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 0 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0 (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 292104106

1.	NAMES OF REPORTING PERSONS Quark Holding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 15,605,656 (See Item 4)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 29,610,854 (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,610,854

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.8% (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) in Empire State Realty Trust, Inc. (the “Issuer”) is being jointly filed by Q REIT Holding LLC, Quark Holding LLC and Qatar Investment Authority (each a “Reporting Person” and, collectively, the “Reporting Persons”), and amends and restates Amendment No. 1 to Schedule 13G (“Amendment No. 1”) filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2017. This Amendment No. 2 is being filed solely to reflect on the Reporting Persons’ cover pages and in Item 4 of Schedule 13G the correct number of shares of the Issuer’s Class A Common Stock, par value $0.01 per share, to which Qatar Investment Authority and Quark Holding LLC share voting power. This number was incorrectly calculated in Amendment No. 1 due to an administrative error. No changes have occurred to the Reporting Persons’ beneficial ownership in the Issuer or any other information in Amendment No. 1 since the filing date of Amendment No. 1, and except for this correction and other conforming changes, this Amendment No. 2 is identical to Amendment No. 1.

Item 1(a).	Name of Issuer Empire State Realty Trust, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices Empire State Realty Trust, Inc. 111 West 33rd Street, 12th Floor New York, NY 10120

Item 2(a).
Name of Person(s) Filing

This Amendment No. 2 is being jointly filed by the Reporting Persons, and amends Amendment No. 1, filed on September 26, 2017, to the Schedule 13G filed with the SEC on September 1, 2016.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1 hereto, related to the joint filing of Amendment No. 1 and amendments thereto, in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2(b).
Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person is Ooredoo Tower, Diplomatic Area Street, West Bay, P.O. Box 23224, Doha, State of Qatar.

Item 2(c).	Citizenship Each of the Reporting Persons is organized under the laws of Qatar.
Item 2(d).	Title of Class of Securities Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).
Item 2(e).	CUSIP Number 292104106

Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This Amendment No. 2 is filed pursuant to Rule 13d-1(c) under the Exchange Act.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership Information for Qatar Investment Authority and Quark Holding LLC

(a)	Amount beneficially Owned: 29,610,854

(b)	Percent of Class: 18.8%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 15,605,656

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 29,610,854

Ownership Information for Q REIT Holding LLC*:

(a)	Amount beneficially Owned: 0

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 0

* This Amendment No. 2 is being filed as an exit filing with respect to Q REIT Holding LLC. Following the Transaction (as defined below), Q REIT Holding LLC no longer is the beneficial owner of any Class A Common Stock of the Issuer.

This report is being filed by (i) Q REIT Holding LLC, (ii) Quark Holding LLC, which directly owns 29,610,854 shares of Class A Common Stock reported herein, and (iii) Qatar Investment Authority, which is the sole member of each of Q REIT Holding LLC and Quark Holding LLC and therefore may be deemed an indirect beneficial owner of the shares of Class A Common Stock directly owned by Quark Holding LLC and formerly directly owned by Q REIT Holding LLC.

On September 25, 2017 Q REIT Holding LLC transferred its entire beneficial ownership interest in the Issuer to Quark Holding LLC for no consideration (the “Transaction”).  As a result of the Transaction, Quark Holding LLC is the direct beneficial owner of 29,610,854 shares of Class A Common Stock of the Issuer.

Pursuant to a stockholders agreement between the Issuer and Q REIT Holding LLC, Q REIT Holding LLC granted an irrevocable proxy to the board of directors of the Issuer to vote any shares of Class A Common Stock directly beneficially owned by Q REIT Holding LLC in excess of 9.9% of the total number of shares of the Issuer’s Class A Common Stock outstanding.  In connection with the Transaction, on September 25, 2017, Quark Holding LLC became a party to, and assumed the obligations of Q REIT Holding LLC under, the stockholders agreement, in accordance with its terms.  As a result, Quark Holding LLC has voting power over 15,605,656 shares of Class A Common Stock and dispositive power over 29,610,854 shares of Class A Common Stock it directly beneficially owns, which were previously beneficially owned by Q REIT Holding LLC.

Qatar Investment Authority, as the sole member of Quark Holding LLC, may be deemed to share voting power over 15,605,656 shares of Class A Common Stock and dispositive power over 29,610,854 shares of Class A Common Stock directly beneficially owned by Quark Holding LLC.

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Class A Common Stock reported herein, except to the extent of such Reporting Person’s respective pecuniary interest therein.  All share percentage calculations in this Amendment No. 1 are based on 157,632,894 shares of the Issuer’s Class A Common Stock outstanding as of July 31, 2017, as reported on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 3, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.*

If this statement is being filed to report the fact that as of the date hereof a Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Qatar Investment Authority ☐
Q REIT Holding LLC ☑
Quark Holding LLC ☐

*As reported in Amendment No. 1 filed on September 26, 2017, Q REIT Holding LLC ceased to be a beneficial owner of more than five percent of the Issuer’s Class A Common Stock as of September 25, 2017.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of the Group.
Not applicable.

Item 10.	Certifications.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2017.

By:	QATAR INVESTMENT AUTHORITY /s/ Ian Kellow
Name: Ian Kellow Title: Head of Compliance

By:	Q REIT HOLDING LLC /s/ Ian Kellow
Name: Ian Kellow Title: Head of Compliance

By:	QUARK HOLDING LLC /s/ Ian Kellow

Name: Ian Kellow Title: Head of Compliance

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement dated as of September 26, 2017.